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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. We have calculated the ratio of earnings to fixed charges by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2001	2002	2003	2004	2005
(Loss) income from continuing operations	$(22,253)	$(4,335)	$27,396	$10,069	$30,151
Interest expense	33,204	34,381	23,388	44,008	34,771

Income before fixed charges	$10,951	$30,046	$50,784	$54,077	$64,922

Interest expense	$33,204	$34,381	$23,388	$44,008	$34,771

Total fixed charges	$33,204	$34,381	$23,388	$44,008	$34,771

Earnings / fixed charge coverage ratio	*	*	2.2x	1.2x	1.9x

*
Our earnings were insufficient to cover fixed charges by $22,253 and $4,335 in 2001 and 2002, respectively. In addition, our ratio of earnings to fixed charges has been revised to reflect the impact of the implementation of the Statement of Accounting Standard No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets.

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RATIO OF EARNINGS TO FIXED CHARGES